Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

December 21, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 21, 2018 The Nasdaq Stock Market (the "Exchange") received from Walgreens Boots Alliance, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> 2.125% Walgreens Boots Alliance, Inc. notes due 2026
> 2.875% Walgreens Boots Alliance, Inc. notes due 2020
> 3.600% Walgreens Boots Alliance, Inc. notes due 2025

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery